Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Full Fiscal Year 2016

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.8330 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2016.

Fourth quarter and fiscal year highlights:

  Subscribers increased by 11% year on year to over 566,000 subscribers
  Fourth quarter subscription revenue of R307 million ($21 million), grew 15% year over year
  Fourth quarter operating profit of R46 million ($3 million), representing a 12% margin
  Fourth quarter Adjusted EBITDA of R78 million ($5 million), representing a 20% margin
  Fiscal year subscription revenue of R1,158 million ($78 million), grew 16% year over year
  Fiscal year operating profit of R139 million ($9 million), representing a 9% margin
  Fiscal year Adjusted EBITDA of R277 million ($19 million), representing a 19% margin

MIDRAND, South Africa--(BUSINESS WIRE)--May 26, 2016--MiX Telematics Limited (NYSE: MIXT) (JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and full fiscal year 2016, which ended March 31, 2016.

"For the full fiscal year 2016, we grew subscription revenue 16% and posted a 19% Adjusted EBITDA margin. Despite the contractions in fleet sizes from some of our customers in the energy sector, we grew by 53,800 net new subscribers, and finished the year with a base of over 566,000. As more customers are opting for fully bundled contracts, 80% of our revenue is now generated from subscriptions,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “We are performing well considering the challenging trading conditions in the energy and mining sectors.”

Financial performance for the three months ended March 31, 2016

Subscription revenue: Subscription revenue was R307.1 million ($20.7 million), an increase of 15.3% compared with R266.3 million ($18.0 million) for the fourth quarter of fiscal year 2015. Growth in subscription revenue was driven primarily by an increase of over 53,800 subscribers, which resulted in an increase in subscribers of 10.5% from March 2015 to March 2016.

Total revenue: Total revenue was R384.0 million ($25.9 million), an increase of 4.4% compared to R367.7 million ($24.8 million) for the fourth quarter of fiscal year 2015. Hardware and other revenue was R76.9 million ($5.2 million), a decrease of 24.1% compared to R101.4 million ($6.8 million) for the fourth quarter of fiscal year 2015. The decline in hardware and other revenue is primarily attributable to a shift towards bundled deals and lower sales activity in the oil and gas sector.

Gross margin: Gross profit was R285.0 million ($19.2 million), as compared to R257.4 million ($17.4 million) for the fourth quarter of fiscal year 2015. Gross profit margin was 74.2%, compared to 70.0% for the fourth quarter of fiscal year 2015. In the fourth quarter of fiscal 2016, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 80.0% of total revenue compared to 72.4% in the fourth quarter of fiscal 2015. During the last quarter of fiscal 2016, a review of the useful life of product development costs capitalized was performed by the Central Services Organization segment . This review resulted in an extension of the useful life of certain projects and as a consequence a R6.4 million ($0.4 million) reduction in the product development amortization expense charged to cost of sales was recorded.

Operating margin: Operating profit was R45.7 million ($3.1 million), compared to R59.2 million ($4.0 million) for the fourth quarter of fiscal year 2015. Operating margin was 11.9%, compared to 16.1% for the fourth quarter of fiscal year 2015. The group has continued to invest in sales and marketing activities, and as a result sales and marketing costs increased by R14.0 million ($0.9 million) or 33.7% compared to the fourth quarter of fiscal 2015. Sales and marketing costs were 14.5% of revenue compared to 11.3% in the fourth quarter of fiscal 2015. Administration and other costs increased by R27.7 million ($1.9 million) or 17.6% compared to the fourth quarter of fiscal year 2015. A R21.5 million ($1.5 million) decline in hardware revenue also contributed to the operating margin reduction.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R77.6 million ($5.2 million) compared to R89.8 million ($6.1 million) for the fourth quarter of fiscal year 2015. Adjusted EBITDA margin, a non-IFRS measure, for the fourth quarter of fiscal year 2016 was 20.2%, compared to 24.4% for the fourth quarter of fiscal year 2015.

Profit for the period and earnings per share: Profit for the period was R13.8 million ($0.9 million), compared to R52.1 million ($3.5 million) in the fourth quarter of fiscal year 2015. Profit for the period includes a net foreign exchange loss of R27.9 million ($1.9 million) before tax primarily relating to IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Earnings per diluted ordinary share were 2 South African cents, compared to 7 South African cents in the fourth quarter of fiscal year 2015. For the fourth quarter of fiscal 2016, the calculation was based on diluted weighted average ordinary shares in issue of 760.6 million compared to 801.4 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2015.

The Company's effective tax rate for the quarter was 29.6% in comparison to 37.1% in the fourth quarter of fiscal 2015.

On a U.S. Dollar basis, and using the March 31, 2016 exchange rate of R14.8330 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $0.9 million, or 3 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R28.8 million ($1.9 million), compared to R38.7 million ($2.6 million) in the fourth quarter of the 2015 fiscal year and excludes a net foreign exchange loss of R27.9 million ($1.9 million) before tax. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 4 South African cents, compared to 5 South African cents in the fourth quarter of fiscal year 2015.

On a U.S. Dollar basis, and using the March 31, 2016 exchange rate of R14.8330 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $1.9 million, or 6 U.S. cents per diluted ADS, compared to $2.6 million, or 8 U.S. cents per diluted ADS in the fourth quarter of fiscal 2015.

Statement of financial position and cash flow: At March 31, 2016, the Company had R877.1 million ($59.1 million) of cash and cash equivalents, compared to R945.4 million ($63.7 million) at March 31, 2015. The Company generated R107.0 million ($7.2 million) in net cash from operating activities for the three months ended March 31, 2016 and invested R76.0 million ($5.1 million) in capital expenditures during the quarter, leading to free cash flow of R31.0 million ($2.1 million) for the fourth quarter of fiscal year 2016, compared with free cash flow of R57.8 million ($3.9 million) for the fourth quarter of fiscal year 2015. The decline in free cash generated is largely due to a R38.7 million ($2.6 million) increase in in-vehicle devices capital expenditure payments.

Financial performance for the fiscal year ended March 31, 2016

Subscription revenue: Subscription revenue increased to R1,158.2 million ($78.1 million), up 16.0% from R998.3 million ($67.3 million) for fiscal year 2015. Subscription revenue growth was driven primarily by the addition of over 53,800 subscribers since the end of fiscal 2015, which resulted in an increase in subscribers of 10.5% from March 2015 to March 2016.

Total revenue: Total revenue for fiscal year 2016 was R1,465.0 million ($98.8 million), an increase of 5.4% compared to R1,389.4 million ($93.7 million) for fiscal year 2015. Hardware and other revenue was R306.8 million ($20.7 million), compared to R391.0 million ($26.4 million) for fiscal year 2015. The decline in hardware and other revenue is primarily attributable to a shift towards bundled deals and lower sales activity in the oil and gas sector.

Gross margin: Gross profit for fiscal year 2016 was R1,025.7 million ($69.2 million), an increase compared to R939.7 million ($63.4 million) for fiscal year 2015. Gross profit margin was 70.0%, up from 67.6% for fiscal year 2015. In fiscal 2016, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 79.1% of total revenue compared to 71.9% in fiscal 2015.

Operating margin: Operating profit for fiscal year 2016 was R139.1 million ($9.4 million), compared to R149.9 million ($10.1 million) posted in fiscal year 2015. The operating margin for fiscal year 2016 was 9.5%, compared to the 10.8% posted in fiscal year 2015. The Company continues to execute its strategy of investing in sales and marketing and as a result sales and marketing costs for fiscal 2016 increased by R31.8 million ($2.1 million) or 18.5% from fiscal 2015. Sales and marketing costs were 13.9% of revenue compared to 12.4% in fiscal 2015. Administration and other costs increased by R62.4 million ($4.2 million) or 10.0% from fiscal 2015. A R77.4 million ($5.2 million) decline in hardware revenue also contributed to the operating margin reduction.

Adjusted EBITDA: Adjusted EBITDA was R277.2 million ($18.7 million) compared to R283.0 million ($19.1 million) for fiscal year 2015. The Adjusted EBITDA margin for fiscal year 2016 was 18.9%, compared with the 20.4% in fiscal year 2015.

Profit for the year and earnings per share: Profit for fiscal year 2016 was R182.5 million ($12.3 million), compared to R149.0 million ($10.0 million) in fiscal year 2015. Profit for the year includes a net foreign exchange gain of R144.0 million ($9.7 million) before tax. The net foreign exchange gain includes R143.6 million ($9.7 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Earnings per diluted ordinary share were 23 South African cents, compared to 19 South African cents in fiscal year 2015. For fiscal year 2016, the calculation was based on diluted weighted average ordinary shares in issue of 783.4 million, compared to 804.4 million diluted weighted average ordinary shares in issue during fiscal year 2015.

The Company's effective tax rate for fiscal year 2016 was 36.9% in comparison to 35.4% in fiscal year 2015.

Adjusted earnings for the year and adjusted earnings per share: Adjusted profit for fiscal year 2016, a non-IFRS measure, was R87.6 million ($5.9 million), compared to R102.0 million ($6.9 million) in fiscal year 2015 and excludes a net foreign exchange gain of R144.0 million ($9.7 million). Adjusted earnings per diluted ordinary share were 11 South African cents, compared to 13 South African cents in fiscal year 2015.

On a U.S. Dollar basis, and using the March 31, 2016 exchange rate of R14.8330 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for fiscal year 2016 was $5.9 million, or 19 U.S. cents per diluted ADS, compared to $6.9 million, or 21 U.S. cents per diluted ADS in fiscal year 2015.

Cash flow: The Company generated R240.4 million ($16.2 million) in net cash from operating activities for fiscal year 2016 and invested R241.9 million ($16.3 million) in capital expenditures during the period, leading to a negative free cash flow of R1.4 million ($0.1 million) for fiscal year 2016, compared with free cash flow of R88.3 million ($6.0 million) for fiscal year 2015. The decrease in free cash flow is primarily attributable to an increase in capital expenditures which increased by R112.6 million ($7.6 million) compared to fiscal year 2015. The Company utilized R223.2 million ($15.1 million) in financing activities, compared to R7.7 million ($0.5 million) generated during fiscal 2015. The cash utilized in financing activities includes share repurchases of R123.8 million ($8.3 million) and dividends paid of R107.2 million ($7.2 million).

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Segment commentary for the fiscal year ended March 31, 2016

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the Group), the margin generated by our Central Services Organization (“CSO”), net of any unrealized inter-company profit, is now allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices ("RSOs").

CSO continues as a central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO's operating expenses are not allocated to each RSO.

Each RSO's results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate costs allocations.

For further information in this regard please refer to note 3 of the Group financial results for the fiscal year ended March 31, 2016.

Segment	Subscription Revenue Fiscal 2016 R'000	% change on prior year	Total Revenue Fiscal 2016 R'000	Adjusted EBITDA Fiscal 2016 R'000	% change on prior year	Adjusted EBITDA Margin Fiscal 2016

Africa	711,208	12.4%	807,907	320,466	18.8%	39.7%
	The subscriber base has grown by 13.6% and was primarily responsible for the 12.4% increase in subscription revenue. Total revenue of R807.9 million increased by 13.8% primarily as a result of the increased subscription revenue. In addition to the revenue growth achieved, the region reported Adjusted EBITDA of R320.5 million which represents an increase of R50.7 million or 18.8% compared to the fiscal 2015 year. The Adjusted EBITDA margin was 39.7% in the 2016 fiscal year.
Europe	110,251	25.5%	161,987	35,359	(10.2%)	21.8%
	The region's subscriber base grew 13.6% from March 31, 2015, and in constant currency subscription revenue growth was 11.0%. Despite the increased subscription revenue, total revenue declined by 10.3% on a constant currency basis due to lower hardware revenues. In Rand terms marginal revenue growth of 1.1% was achieved due to the weakening of the Rand against the British Pound. Despite the decline in revenue the region reported an Adjusted EBITDA margin of 21.8%.
Americas	115,413	18.0%	156,940	2,908	(92.1%)	1.9%

The Americas segment subscriber base declined by 8.9% from March 31, 2015 due to customer fleet size contraction in the oil and gas vertical. Subscription revenue declined by 5.3% on a constant currency basis, while total revenue declined by 24.2% on a constant currency basis due primarily to lower hardware sales. The Americas have historically sold hardware and associated services into their oil and gas customers. During the 2016 fiscal year the region saw two of these large customers re-sign their contracts on a bundled service basis (as opposed to purchasing the hardware required to upgrade to the 3G network up front), while the new Halliburton contract is also a bundled services contract. This strong shift towards bundled deals has directly resulted in a reduction of hardware revenues. While the region has strengthened its management and sales and distribution capacity in order to position itself for future growth, the decline in the subscriber base and lower hardware revenues resulted in Adjusted EBITDA of R2.9 million representing a decline of R33.8 million from the 2015 fiscal year in Rand terms.

Middle East and Australasia	202,163	21.6%	313,927	107,279	(1.4%)	34.2%
	Subscribers decreased 2.5% from March 31, 2015 while subscription revenue increased 6.9% on a constant currency basis. The overall decline in subscribers is attributable to economic headwinds experienced by the segment due to its primary focus being on the natural resources and oil and gas sectors. Total revenue declined by 17.3% on a constant currency basis primarily as a result of lower hardware revenues. The region, aided by cost efficiencies from restructuring activities in the second half of fiscal 2015, posted adjusted EBITDA of R107.3 million in Rand terms, which represents an Adjusted EBITDA margin of 34.2%.
Brazil	18,063	42.4%	23,129	1,931	—	8.3%

The subscriber base increased by 27.4% from March 31, 2015 while subscription revenue grew at 66.8% in constant currency due to the majority of new deals being concluded on a bundled basis during the year. While the operation remains in a start up phase, it posted positive Adjusted EBITDA for the first time, achieving an 8.3% Adjusted EBITDA margin.

Central Services Organization	1,131	23.2%	1,131	(113,403)	(6.3%)	—
	CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R15.6610 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at May 23, 2016.

Based on information as of today, May 26, 2016, the Company is issuing the following financial guidance for the full 2017 fiscal year:

  Subscription revenue - R1,311 million to R1,330 million ($83.7 million to $84.9 million), which would represent subscription revenue growth of 13.2% to 14.8% compared to fiscal year 2016.
  Total revenue - R1,575 million to R1,606 million ($100.6 million to $102.5 million), which would represent revenue growth of 7.5% to 9.6% compared to fiscal year 2016.
  Adjusted EBITDA - R317 million to R337 million ($20.2 million to $21.5 million), which would represent Adjusted EBITDA growth of 14.4% to 21.6% compared to fiscal year 2016.
  Adjusted earnings per diluted ordinary share of 11.3 to 13.1 South African cents based on a weighted average of 765 million diluted ordinary shares in issue, and based on an effective tax rate of 29.0% to 33.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 18 to 21 U.S. cents.
  If the specific repurchase of shares from a related party, as described in Note 19 to the Group financial results for the fiscal year ended March 31, 2016, is completed by mid August 2016 as expected, Adjusted earnings per diluted ordinary share guidance for the full fiscal 2017 year is expected to be 13.5 to 15.7 South African cents based on a weighted average of 640 million diluted ordinary shares in issue, and based on an effective tax rate of 29.0% to 33.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 22 to 25 U.S. cents. This calculation assumes that the expected completion of the specific repurchase of 200 million ordinary shares in mid August 2016 would reduce the weighted average number of ordinary shares in issue by 125 million for the 2017 fiscal year and does not take into account any other accounting adjustments that may arise from the transaction.

For the first quarter of fiscal year 2017 the Company expects subscription revenue to be in the range of R303 million to R309 million ($19.3 million to $19.7 million) which would represent subscription revenue growth of 11.5% to 13.7% compared to the first quarter of fiscal year 2016.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2017 fiscal year of R15.8000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on May 26, 2016 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-428-9473 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-457-2645 (outside of the United States). The conference ID is 1075274.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 1075274.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter and full year of fiscal year 2017, our position to execute on our growth strategy, our specific repurchase of shares from a related party, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2015, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Headline Earnings

Headline earnings per share is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

Constant currency and US Dollar financial information

Financial information presented in United States Dollars (“U.S. Dollars” and “$”) and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand (“R”) at the exchange rate of R14.8330 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2016.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting year’s results to the prior year’s average exchange rates, determined as the average of the monthly exchange rates applicable to the year. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior year results.

This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’s financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. An assurance report has been prepared and issued by our auditors, PricewaterhouseCoopers Inc., in respect of the pro forma financial information included in this announcement that is available at the registered office of the Company. The reporting on the pro forma financial information by PricewaterhouseCoopers has not been carried out in accordance with the auditing standards generally accepted in the United States ("U.S.") and accordingly should not be relied upon by U.S. investors as if it had been carried out in accordance with those standards or any other standards besides the South African requirements mentioned above.

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Revenue	1,465,021	1,389,380	98,768	93,668
Cost of sales	(439,305)	(449,663)	(29,617)	(30,315)
Gross profit	1,025,716	939,717	69,151	63,353
Other income/(expenses) - net	1,244	3,795	84	256
Operating expenses	(887,876)	(793,651)	(59,858)	(53,506)
-Sales and marketing	(203,767)	(171,948)	(13,737)	(11,592)
-Administration and other charges	(684,109)	(621,703)	(46,121)	(41,914)
Operating profit	139,084	149,861	9,377	10,103
Finance income/(costs) - net	150,327	80,778	10,134	5,446
-Finance income	152,164	82,905	10,258	5,589
-Finance costs	(1,837)	(2,127)	(124)	(143)
Profit before taxation	289,411	230,639	19,511	15,549
Taxation	(106,920)	(81,623)	(7,208)	(5,503)
Profit for the year	182,491	149,016	12,303	10,046

Attributable to:
Owners of the parent	182,989	149,622	12,337	10,087
Non-controlling interests	(498)	(606)	(34)	(41)
	182,491	149,016	12,303	10,046

Earnings per share
-basic (R/$)	0.24	0.19	0.02	0.01
-diluted (R/$)	0.23	0.19	0.02	0.01

Earnings per American Depositary Share (Unaudited)
-basic (R/$)	5.90	4.74	0.40	0.32
-diluted (R/$)	5.84	4.65	0.39	0.31

Ordinary shares ('000)(1)
-in issue at March 31	759,138	792,838	759,138	792,838
-weighted average	775,139	789,316	775,139	789,316
-diluted weighted average	783,414	804,385	783,414	804,385

Weighted average American Depositary Shares ('000)(1) (Unaudited)
-in issue at March 31	30,366	31,714	30,366	31,714
-weighted average	31,006	31,573	31,006	31,573
-diluted weighted average	31,337	32,175	31,337	32,175
(1)	Excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group (March 2015: Nil).

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Profit for the year	182,491	149,016	12,303	10,046
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	68,568	26,466	4,623	1,784
- Attributable to owners of the parent	68,687	26,267	4,631	1,771
- Attributable to non-controlling interests	(119)	199	(8)	13
Exchange differences on net investments in foreign operations	22,097	1,487	1,490	100
Taxation relating to components of other comprehensive income	(2,466)	3,010	(166)	203
Other comprehensive income for the year, net of tax	88,199	30,963	5,947	2,087
Total comprehensive income for the year	270,690	179,979	18,250	12,133

Attributable to:
Owners of the parent	271,307	180,386	18,292	12,161
Non-controlling interests	(617)	(407)	(42)	(28)
Total comprehensive income for the year	270,690	179,979	18,250	12,133

MIX TELEMATICS LIMITED
HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	182,989	149,622	12,337	10,087
Adjusted for:
Loss on disposal of property, plant and equipment and intangible assets	208	456	14	31
Impairment of intangible assets	2,871	456	194	31
Impairment of property, plant and equipment	1,905	1,190	128	80
Insurance proceeds on impairment of Helicopter asset	—	(3,237)	—	(218)
Non-controlling interest effects of adjustments	(244)	—	(16)	—
Income tax effect on the above components	2	324	*	22
Headline earnings attributable to owners of the parent	187,731	148,811	12,657	10,033

Headline earnings
Headline earnings per share
-basic (R/$)	0.24	0.19	0.02	0.01
-diluted (R/$)	0.24	0.18	0.02	0.01

Headline earnings per American Depositary Share (Unaudited)
-basic (R/$)	6.05	4.71	0.41	0.32
-diluted (R/$)	5.99	4.62	0.40	0.31
* Amount less than $1,000.

MIX TELEMATICS LIMITED
ADJUSTED EARNINGS
Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	182,989	149,622	12,337	10,087
Net foreign exchange gains	(144,038)	(73,525)	(9,711)	(4,957)
Income tax effect on the above component	48,647	25,873	3,280	1,744
Adjusted earnings attributable to owners of the parent	87,598	101,970	5,906	6,874

Adjusted earnings
Adjusted earnings per share
-basic (R/$)	0.11	0.13	0.01	0.01
-diluted (R/$)	0.11	0.13	0.01	0.01

Adjusted earnings per American Depositary Share (Unaudited)
-basic (R/$)	2.83	3.23	0.19	0.22
-diluted (R/$)	2.80	3.17	0.19	0.21

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	235,584	135,844	15,882	9,158
Intangible assets	846,851	778,518	57,092	52,486
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	167	1,002	11	68
Deferred tax assets	30,005	23,607	2,023	1,592
Total non-current assets	1,112,607	938,971	75,008	63,304

Current assets
Inventory	64,489	38,934	4,348	2,625
Trade and other receivables	293,045	261,574	19,756	17,635
Finance lease receivable	984	5,607	66	378
Taxation	8,886	7,602	599	513
Restricted cash	21,134	30,539	1,425	2,059
Cash and cash equivalents	877,136	945,381	59,134	63,735
Total current assets	1,265,674	1,289,637	85,328	86,945
Total assets	2,378,281	2,228,608	160,336	150,249

EQUITY
Stated capital	1,320,955	1,436,993	89,055	96,878
Other reserves	74,262	(21,894)	5,008	(1,475)
Retained earnings	526,082	450,347	35,467	30,361
Equity attributable to owners of the parent	1,921,299	1,865,446	129,530	125,764
Non-controlling interest	(1,491)	(874)	(103)	(61)
Total equity	1,919,808	1,864,572	129,427	125,703

LIABILITIES
Non-current liabilities
Borrowings	—	1,104	—	74
Deferred tax liabilities	120,981	63,425	8,156	4,276
Provisions	3,514	4,005	237	270
Share-based payment liability	—	1,950	—	131
Total non-current liabilities	124,495	70,484	8,393	4,751

Current liabilities
Trade and other payables	282,647	247,361	19,056	16,681
Borrowings	1,103	1,399	74	94
Taxation	2,795	3,586	188	242
Provisions (note 11)	31,059	23,240	2,094	1,567
Bank overdraft	16,374	17,966	1,104	1,211
Total current liabilities	333,978	293,552	22,516	19,795
Total liabilities	458,473	364,036	30,909	24,546
Total equity and liabilities	2,378,281	2,228,608	160,336	150,249
Net cash (note 7)	859,659	924,912	57,956	62,356
Net asset value per share (R/$)	2.53	2.35	0.17	0.16
Net tangible asset value per share (R/$)	1.42	1.37	0.10	0.09

Capital expenditure
-incurred	252,734	125,429	17,039	8,456
-authorized but not spent	119,375	64,175	8,048	4,327

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	293,808	261,954	19,808	17,660
Net financing income received	6,105	6,869	412	463
Taxation paid	(59,479)	(51,179)	(4,010)	(3,450)
Net cash generated from operating activities	240,434	217,644	16,210	14,673

Cash flows from investing activities
Capital expenditure payments	(241,860)	(129,302)	(16,306)	(8,717)
Proceeds on sale of property, plant and equipment and intangible assets	633	605	43	41
Acquisition of business, net of cash acquired	(18,000)	(40,000)	(1,214)	(2,697)
Deferred consideration paid	(1,361)	(1,241)	(92)	(84)
Decrease in restricted cash	19,346	—	1,304	—
Increase in restricted cash	(8,472)	(19,907)	(571)	(1,342)
Net cash used in investing activities	(249,714)	(189,845)	(16,836)	(12,799)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,722	7,743	521	522
Share repurchase (note 8)	(123,760)	—	(8,344)	—
Dividends paid to Company's owners	(107,150)	—	(7,224)	—
Repayment of borrowings	(41)	—	(3)	—
Net cash (used in)/generated from financing activities	(223,229)	7,743	(15,050)	522
Net increase in cash and cash equivalents	(232,509)	35,542	(15,676)	2,396

Net cash and cash equivalents at the beginning of the year	927,415	802,639	62,524	54,112
Exchange gains on cash and cash equivalents	165,856	89,234	11,182	6,016
Net cash and cash equivalents at the end of the year	860,762	927,415	58,030	62,524

FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities

	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	240,434	217,644	16,210	14,673
Capital expenditure payments	(241,860)	(129,302)	(16,306)	(8,717)
Free cash flow	(1,426)	88,342	(96)	5,956

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2016
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2014 (Audited)	1,429,250	(58,335)	300,725	1,671,640	(10)	1,671,630

Total comprehensive income	—	30,764	149,622	180,386	(407)	179,979
Profit for the year	—	—	149,622	149,622	(606)	149,016
Other comprehensive income	—	30,764	—	30,764	199	30,963

Total transactions with owners	7,743	5,677	—	13,420	(457)	12,963
Shares issued in relation to share options exercised (note 6)	7,743	—	—	7,743	—	7,743
Share-based payment	—	5,220	—	5,220	—	5,220
Transactions with non-controlling interests	—	457	—	457	(457)	—

Balance at March 31, 2015 (Audited)	1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572

Total comprehensive income	—	88,318	182,989	271,307	(617)	270,690
Profit for the year	—	—	182,989	182,989	(498)	182,491
Other comprehensive income	—	88,318	—	88,318	(119)	88,199

Total transactions with owners	(116,038)	7,838	(107,254)	(215,454)	—	(215,454)
Shares issued in relation to share options exercised (note 6)	7,722	—	—	7,722	—	7,722
Share-based payment	—	7,838	—	7,838	—	7,838
Dividends declared (note 9)	—	—	(107,254)	(107,254)	—	(107,254)
Share repurchase (note 8)	(123,760)	—	—	(123,760)	—	(123,760)

Balance at March 31, 2016 (Audited)	1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2016
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2014 (Unaudited)	96,356	(3,932)	20,274	112,698	(2)	112,696

Total comprehensive income	—	2,074	10,087	12,161	(28)	12,133
Profit for the year	—	—	10,087	10,087	(41)	10,046
Other comprehensive income	—	2,074	—	2,074	13	2,087

Total transactions with owners	522	383	—	905	(31)	874
Shares issued in relation to share options exercised (note 6)	522	—	—	522	—	522
Share-based payment	—	352	—	352	—	352
Transactions with non-controlling interests	—	31	—	31	(31)	—

Balance at March 31, 2015 (Unaudited)	96,878	(1,475)	30,361	125,764	(61)	125,703

Total comprehensive income	—	5,955	12,337	18,292	(42)	18,250
Profit for the year	—	—	12,337	12,337	(34)	12,303
Other comprehensive income	—	5,955	—	5,955	(8)	5,947

Total transactions with owners	(7,823)	528	(7,231)	(14,526)	—	(14,526)
Shares issued in relation to share options exercised (note 6)	521	—	—	521	—	521
Share-based payment	—	528	—	528	—	528
Dividends declared (note 9)	—	—	(7,231)	(7,231)	—	(7,231)
Share repurchase (note 8)	(8,344)	—	—	(8,344)	—	(8,344)

Balance at March 31, 2016 (Unaudited)	89,055	5,008	35,467	129,530	(103)	129,427

NOTES TO SUMMARY CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

The summary consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act applicable to summary financial statements. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the consolidated financial statements from which the summary consolidated financial statements were derived are in terms of International Financial Reporting Standards and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, unless otherwise stated.

The summary consolidated annual financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2016, which have been prepared in accordance with IFRS.

The Group has adopted all the new, revised or amended accounting pronouncements as issued by the International Accounting Standards Board (IASB) which were effective for the Group from April 1, 2015, none of which had a material impact on the Group.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these summary consolidated financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.8330 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2016. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’s financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. An assurance report has been prepared and issued by our auditors, PricewaterhouseCoopers Inc., in respect of the pro forma financial information included in this announcement that is available at the registered office of the Company. The reporting on the pro forma financial information by PricewaterhouseCoopers has not been carried out in accordance with the auditing standards generally accepted in the U.S. and accordingly should not be relied upon by U.S. investors as if it had been carried out in accordance with those standards or any other standards besides the South African requirements mentioned above.

The Group’s summary consolidated annual financial statements were prepared under the supervision of the Group Chief Financial Officer, ML Pydigadu CA(SA). The results were made available on May 26, 2016.

2. Independent audit

The summary consolidated annual financial statements (excluding the commentary, pro forma financial information presented in U.S. Dollars, basic and diluted earnings and basic and diluted headline earnings information relating to American Depository Shares, the free cash flow reconciliation to net cash generated from operating activities and the disclosure included in notes 5 and 17 (relating to subscriber numbers) and the Unaudited Group financial results for the quarter ended March 31, 2016) hereinafter defined as audited summary consolidated financial statements, for the year ended March 31, 2016 have been derived from the audited consolidated annual financial statements. The directors of MiX Telematics Limited take full responsibility for the preparation of the preliminary summary consolidated annual financial statements and that the financial information has been correctly derived from the underlying audited consolidated annual financial statements. These audited summary consolidated financial statements for the year ended March 31, 2016 have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The auditor also expressed an unmodified opinion on the annual financial statements from which these audited summary consolidated financial statements were derived.

A copy of the auditor’s report on the audited summary consolidated financial statements and of the auditor’s report on the consolidated financial statements are available for inspection at MiX Telematics Limited's registered office, together with the financial statements identified in the respective auditor’s reports.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from MiX Telematics Limited’s registered office.

3. Segment information

In fiscal 2016, our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

While our operating segments have remained consistent in fiscal 2016 compared to prior years, the basis of measurement for revenues and Adjusted EBITDA has changed. During the fiscal 2016 year, the chief operating decision maker ("CODM") has been reviewing the segment results on an integral margin basis as defined by management. Previously, the margin (and the revenue) generated by CSO due to intercompany transactions was recognized at the CSO level with a corresponding cost recognized in the respective geographic segment. In fiscal 2016, management have eliminated those intercompany profits such that CSO no longer reflects the intercompany margin and the RSOs have recognized all of the revenue relating to activity generated in their region with an allocated portion of the margin from CSO (net of intercompany unrealized profits) for that region. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management, technical and distribution support to each of the RSOs. CSO continues to be a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each operating segment’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. This is consistent with the manner in which segment information was reviewed by the CODM in the fiscal 2016 year. Segment assets are not disclosed as segment information is no longer reviewed on such a basis by the CODM.

The tables below present the segment information on this revised measurement basis, with the 2015 fiscal year amended to conform to the current year presentation as shown below.

SUMMARY SEGMENTAL ANALYSIS

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2016 (Audited)
Regional Sales Offices
Africa	711,208	96,699	807,907	320,466
Europe	110,251	51,736	161,987	35,359
Americas	115,413	41,527	156,940	2,908
Middle East and Australasia	202,163	111,764	313,927	107,279
Brazil	18,063	5,066	23,129	1,931
Total Regional Sales Offices	1,157,098	306,792	1,463,890	467,943
Central Services Organization	1,131	—	1,131	(113,403)
Total Segment Results	1,158,229	306,792	1,465,021	354,540
Corporate and consolidation entries	—	—	—	(77,325)
Total	1,158,229	306,792	1,465,021	277,215

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2015 (Audited)
Restated*
Regional Sales Offices
Africa	632,809	77,119	709,928	269,766
Europe	87,850	72,399	160,249	39,369
Americas	97,833	68,526	166,359	36,744
Middle East and Australasia	166,243	162,284	328,527	108,823
Brazil	12,682	10,369	23,051	(2,944)
Total Regional Sales Offices	997,417	390,697	1,388,114	451,758
Central Services Organization	918	348	1,266	(106,680)
Total Segment Results	998,335	391,045	1,389,380	345,078
Corporate and consolidation entries	—	—	—	(62,084)
Total	998,335	391,045	1,389,380	282,994
*	Restated for change in measurement of segment revenue, segment Adjusted EBITDA and change in Adjusted EBITDA definition (Refer to reconciliation below).

SUMMARY SEGMENTAL ANALYSIS

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2016 (Unaudited)
Regional Sales Offices
Africa	47,948	6,519	54,467	21,605
Europe	7,433	3,488	10,921	2,384
Americas	7,781	2,800	10,581	196
Middle East and Australasia	13,629	7,535	21,164	7,232
Brazil	1,218	341	1,559	130
Total Regional Sales Offices	78,009	20,683	98,692	31,547
Central Services Organization	76	—	76	(7,644)
Total Segment Results	78,085	20,683	98,768	23,903
Corporate and consolidation entries	—	—	—	(5,213)
Total	78,085	20,683	98,768	18,690

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2015 (Unaudited)
Restated*
Regional Sales Offices
Africa	42,662	5,199	47,861	18,187
Europe	5,923	4,881	10,804	2,654
Americas	6,596	4,620	11,216	2,477
Middle East and Australasia	11,208	10,941	22,149	7,337
Brazil	855	699	1,554	(198)
Total Regional Sales Offices	67,244	26,340	93,584	30,457
Central Services Organization	61	23	84	(7,192)
Total Segment Results	67,305	26,363	93,668	23,265
Corporate and consolidation entries	—	—	—	(4,186)
Total	67,305	26,363	93,668	19,079
*	Restated for change in measurement of segment revenue, segment Adjusted EBITDA and change in Adjusted EBITDA definition (Refer to reconciliation below).

During the 2016 fiscal year, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the CODM. Prior year figures have been restated as follows to reflect this change:

	South African Rand	United States Dollar
	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,
	2015	2015
	Audited	Unaudited

Adjusted EBITDA (As previously reported)	275,066	18,544
Net realized foreign exchange losses	7,928	535
Adjusted EBITDA (Restated)	282,994	19,079

4. Reconciliation of Adjusted EBITDA to Profit for the year
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
		Restated		Restated
	Audited	Audited	Unaudited	Unaudited

Adjusted EBITDA	277,215	282,994	18,690	19,079
Add:
Insurance reimbursement	—	3,237	—	218
Decrease in restructuring cost provision	333	—	22	—
Less:
Depreciation (1)	(75,037)	(61,099)	(5,059)	(4,119)
Amortization (2)	(47,586)	(46,294)	(3,208)	(3,121)
Impairment (3)	(4,776)	(1,646)	(322)	(111)
Share-based compensation costs	(5,820)	(7,578)	(392)	(511)
Equity-settled share-based compensation costs	(7,838)	(5,220)	(528)	(352)
Cash-settled share-based compensation costs	2,018	(2,358)	136	(159)
Net loss on sale of property, plant and equipment and intangible assets	(208)	(456)	(14)	(31)
Restructuring costs	—	(11,267)	—	(760)
Transaction costs arising from acquisition of a business	—	(93)	—	(6)
Transaction costs arising from investigating strategic alternatives (4)	(5,037)	—	(340)	—
Net litigation costs	—	(7,937)	—	(535)
Operating profit	139,084	149,861	9,377	10,103
Add: Finance income/(costs) - net	150,327	80,778	10,134	5,446
Less: Taxation	(106,920)	(81,623)	(7,208)	(5,503)
Profit for the year	182,491	149,016	12,303	10,046
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(3)	Includes R2.9 million ($0.2 million) impairment of in-house software and R1.9 million ($0.1 million) related to in-vehicle devices.
(4)	Transaction costs arising from investigating strategic alternatives are described in note 14.

5. Reconciliation of Adjusted EBITDA margin to Profit for the year margin
	Year ended	Year ended
	March 31,	March 31,
	2016	2015
		Restated
	Unaudited	Unaudited

Adjusted EBITDA margin	18.9%	20.4%
Add:
Insurance reimbursement	—	0.2%
Decrease in restructuring cost provision	0.0%	—
Less:
Depreciation	(5.1%)	(4.4%)
Amortization	(3.3%)	(3.3%)
Impairment	(0.3%)	(0.1%)
Share-based compensation costs	(0.4%)	(0.6%)
Equity-settled share-based compensation costs	(0.5%)	(0.4%)
Cash-settled share-based compensation costs	0.1%	(0.2%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)
Restructuring costs	—	(0.8%)
Transaction costs arising from acquisition of a business	—	(0.0%)
Transaction costs arising from investigating strategic alternatives	(0.3%)	—
Net litigation costs	—	(0.6%)
Operating profit margin	9.5%	10.8%
Add: Finance income/(costs) - net	10.3%	5.8%
Less: Taxation	(7.3%)	(5.9%)
Profit for the year margin	12.5%	10.7%

6. Stated Capital

Stated capital reduced by R123.8 million ($8.3 million) during the 2016 fiscal year as a result of the share repurchase program which commenced in September 2015 (note 8). The acquirer of the shares, MiX Investments, is a wholly owned subsidiary of the Company. This decrease was offset by R7.7 million or $0.5 million (2015: R7.7 million or $0.5 million) in respect of shares issued in relation to share options exercised.

7. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

8. Share Repurchase Program

During fiscal 2016, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million ($8.3 million), at an average price of R3.09 ($0.21) per share. The following terms were applicable to the share repurchase program:

  The Group could repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.
  This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.
  The repurchase program was funded out of existing cash resources.

Details of the purchases made by MiX Investments during the 2016 fiscal year, are as follows:

  973,954 ADSs (representing 24,348,850 ordinary shares) were purchased on September 17, 2015 at a price of $5.85 per ADS. The ADSs were repurchased at a cost of R76.8 million ($5.2 million) including transaction costs of R0.5 million ($0.04 million).
  5,000,000 ordinary shares were purchased on September 17, 2015 at a price of R3.15 per share. The shares were repurchased for R15.9 million ($1.1 million) including transaction costs of R0.1 million ($0.01 million).
  4,394,462 ordinary shares were purchased on December 11, 2015 at a price of R2.80 per share. The shares were repurchased for R12.4 million ($0.8 million) including transaction costs of R0.1 million ($0.01 million).
  805,184 ordinary shares were purchased on December 17, 2015 at a price of R2.90 per share. The shares were repurchased for R2.4 million ($0.2 million) including transaction costs of R0.02 million ($0.001 million).
  3,079,485 ordinary shares were purchased on December 18, 2015 at a price of R2.96 per share. The shares were repurchased for R9.2 million ($0.6 million) including transaction costs of R0.06 million ($0.004 million).
  2,372,019 ordinary shares were purchased on December 21, 2015 at a price of R3.00 per share. The shares were repurchased for R7.2 million ($0.5 million) including transaction costs of R0.05 million ($0.003 million).

9. Dividends

During fiscal 2016 the Board decided to reintroduce the Company’s policy of paying regular dividends which going forward will be considered on a quarter-by-quarter basis.

The following dividends were declared by the Company in fiscal 2016 (excluding dividends paid on treasury shares):

  In respect of the 2015 fiscal year, a dividend of R61.5 million ($4.1 million) was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 8 South African cents per share.
  In respect of the first quarter of fiscal year 2016 which ended on June 30, 2015, a dividend of R15.4 million ($1.0 million) was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 2 South African cents per share.
  In respect of the second quarter of fiscal year 2016 which ended on September 30, 2015 a dividend of R15.3 million ($1.0 million) was declared on November 5, 2015 and paid on November 30, 2015. Using shares in issue of 764,140,181 (excluding 30,334,819 treasury shares), this equated to a dividend of 2 South African cents per share.
  In respect of the third quarter of fiscal year 2016 which ended on December 31, 2015 a dividend of R15.1 million ($1.0 million) was declared on February 4, 2016 and paid on February 29, 2016. Using shares in issue of 755,137,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents per share.

10. Fair value of financial assets and liabilities measured at amortized cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdrafts and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

11. Provisions

The Group is involved in a supplier dispute and certain taxation matters specific to the respective jurisdictions in which the Group operates. These matters may not necessarily be resolved in a manner that is favorable to the Group. The Group has therefore recognized provisions in respect of these matters based on estimates and the probability of an outflow of economic benefits and should not be construed as an admission of legal liability. A provision of R11.1 million ($0.7 million) has been raised during fiscal 2016.

12. Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R53.0 million or $3.6 million (2015: R51.1 million or $3.4 million). No loss is considered probable under this arrangement.

13. Change in estimate of useful lives of product development costs capitalized

During fiscal 2016 the CSO segment extended the useful lives of certain projects where on average the useful lives were increased from 4.5 years to 5.9 years. The extension of the useful lives resulted in a R6.4 million ($0.4 million) reduction in the product development amortization expense relative to what it would have been in Fiscal 2016. R2.2 million ($0.1 million), R2.1 million ($0.1 million), R1.4 million ($0.1 million), R0.6 million ($0.04 million) and R0.1 million ($0.01 million) of this amortization reduction is expected to be charged to the income statement in the 2017, 2018, 2019, 2020 and 2021 fiscal years, respectively.

14. Investigating strategic alternatives

During the 2016 fiscal year, the Board of Directors entered into a process of investigating strategic alternatives relating to the Group. This extensive review, conducted with guidance from external advisers, included the optimization of capital structures and an evaluation of various ownership options.

15. Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.6 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. There has been no significant development in relation to this matter during fiscal 2016 and the process is ongoing. Consequently, at March 31, 2016, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million ($0.6 million) related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million ($0.6 million) at March 31, 2016. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million ($0.6 million) relating to the additional 50% claimed.

16. Contingent Consideration Paid

On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. Payment of the contingent consideration was contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015. The agreed revenue and profit targets were achieved and the R18.0 million ($1.2 million) was paid to the former owners during May 2015.

17. Other operating and financial data

	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Audited	Audited	Unaudited	Unaudited

Subscription revenue	1,158,229	998,335	78,085	67,305
Adjusted EBITDA	277,215	282,994	18,690	19,079
Cash and cash equivalents	877,136	945,381	59,134	63,735
Net cash	859,659	924,912	57,956	62,356
Capital expenditure incurred	252,734	125,429	17,039	8,456
Subscribers (Line unaudited)	566,177	512,344	566,177	512,344

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	14.83	12.09
-average	13.78	11.06
South African Rand: British Pound
-closing	21.31	17.94
-average	20.63	17.82

18. Changes to the board

With effect from November 4, 2015, Mohammed Akoojee resigned as an alternate non-executive director to Mark Lamberti and George Nakos was appointed as an alternate non-executive director to Mark Lamberti.

19. Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2016 and up to the date of this report, not otherwise dealt with herein.

Specific repurchase of shares from related party

On April 29, 2016 the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, which currently holds 25.13% of the Company’s issued share capital, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.16) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $32.0 million (the “repurchase”).

In respect of the repurchase shares, Imperial Corporate Services will be entitled to receive any dividend which is declared after April 29, 2016, the record date for which falls prior to the date the repurchase is implemented.

The repurchase remains subject to the fulfilment, or waiver, as the case may be, of the following conditions precedent:

  the Board of directors of the Company approving all requisite Companies Act, 71 of 2008, (the “Companies Act”) and JSE resolutions relating to the repurchase and the share repurchase agreement;
  the written resignations by M Lamberti and G Nakos as director and alternate director of the Company with effect from the fulfilment date of the conditions precedent;
  the Company obtaining the necessary approvals for the repurchase from the JSE and the Takeover Regulation Panel (“TRP”);
  the Company obtaining a JSE and TRP fairness opinion in respect of the repurchase;
  the shareholders of the Company approving the repurchase in terms of the JSE Listings Requirements and the Companies Act.

In terms of the share repurchase agreement, the Company is entitled to assign some or all of its rights in terms of the share repurchase agreement to a subsidiary. Any repurchase shares acquired by a subsidiary of the Company will be held in treasury and any repurchase shares acquired by the Company will again form part of the authorized but unissued share capital of the Company upon repurchase.

The share repurchase agreement includes a restraint in favor of the Company whereby the Imperial group undertakes not to acquire a business which competes with the Company for a period of 2 years and non-solicitation undertakings as well as warranties and undertakings which are normal for a transaction of this nature.

Dividend Declared

On May 24, 2016 the board declared in respect of the fourth quarter of fiscal year 2016 which ended on March 31, 2016, a dividend of 2 South African cents (0.1 U.S cents) per ordinary share to be paid on June 20, 2016.

Details of Dividend Declared

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Thursday, June 9, 2016
Securities trade ex dividend	Friday, June 10, 2016
Record date	Friday, June 17, 2016
Payment date	Monday, June 20, 2016

Share certificates may not be dematerialized or rematerialized between Friday, June 10, 2016 and Friday, June 17, 2016, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  there are no Secondary Tax on Companies credits utilized against the dividend;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 799,137,500 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Friday, June 10, 2016
Record date	Friday, June 17, 2016
Approximate date of currency conversion	Monday, June 20, 2016
Approximate dividend payment date	Monday, June 20, 2016

Annual general meeting

The annual general meeting of shareholders of MiX Telematics Limited will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 14, 2016 at 11:30 a.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 6, 2016 and the record date for voting purposes is Friday, September 9, 2016.

For and on behalf of the board:

SR Bruyns	SB Joselowitz
Midrand
May 24, 2016

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	384,024	367,686	25,890	24,788
Cost of sales	(98,977)	(110,264)	(6,673)	(7,434)
Gross profit	285,047	257,422	19,217	17,354
Other income/(expenses) - net	471	(26)	32	(2)
Operating expenses	(239,861)	(198,215)	(16,171)	(13,363)
-Sales and marketing	(55,503)	(41,507)	(3,742)	(2,798)
-Administration and other charges	(184,358)	(156,708)	(12,429)	(10,565)
Operating profit	45,657	59,181	3,078	3,989
Finance income/(costs) - net	(26,110)	23,701	(1,760)	1,598
-Finance income	2,211	24,082	149	1,624
-Finance costs	(28,321)	(381)	(1,909)	(26)
Profit before taxation	19,547	82,882	1,318	5,587
Taxation	(5,785)	(30,771)	(390)	(2,074)
Profit for the period	13,762	52,111	928	3,513

Attributable to:
Owners of the parent	13,922	52,440	939	3,535
Non-controlling interests	(160)	(329)	(11)	(22)
	13,762	52,111	928	3,513

Earnings per share
-basic (R/$)	0.02	0.07	#	#
-diluted (R/$)	0.02	0.07	#	#
Earnings per American Depositary Share
-basic (R/$)	0.46	1.65	0.03	0.11
-diluted (R/$)	0.46	1.64	0.03	0.11
Adjusted earnings per share
-basic (R/$)	0.04	0.05	#	#
-diluted (R/$)	0.04	0.05	#	#
Adjusted earnings per American Depositary Share
-basic (R/$)	0.95	1.22	0.06	0.08
-diluted (R/$)	0.95	1.21	0.06	0.08
Ordinary shares ('000)(1)
-in issue at March 31	759,138	792,838	759,138	792,838
-weighted average	755,940	792,838	755,940	792,838
-diluted weighted average	760,629	801,398	760,629	801,398
Weighted average American Depositary Shares ('000)(1)
-in issue at March 31	30,366	31,714	30,366	31,714
-weighted average	30,238	31,714	30,238	31,714
-diluted weighted average	30,425	32,056	30,425	32,056
# Amount less than $0.01.
(1)	Excludes 40,000,000 treasury shares held by MiX Investments, a wholly owned subsidiary of the Group (March 2015: Nil).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2016

In addition to the Group’s financial results for the year ended March 31, 2016, additional financial information in respect of the fourth quarter of fiscal year 2016 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period attributable to owners of the parent (note 3), a reconciliation of Adjusted EBITDA to profit for the period (note 4) and a reconciliation of Adjusted EBITDA margin to profit for the period margin (note 5) and other financial and operating data (note 6).

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2016 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2015.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2016, which have been prepared in accordance with IFRS.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended March 31, 2016 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.8330 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2016. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	13,922	52,440	939	3,535
Net foreign exchange losses/(gains)	27,869	(21,887)	1,879	(1,476)
Income tax effect on the above component	(13,024)	8,194	(878)	552
Adjusted earnings attributable to owners of the parent	28,767	38,747	1,940	2,611

Adjusted earnings per share
-basic (R/$)	0.04	0.05	#	#
-diluted (R/$)	0.04	0.05	#	#

Adjusted earnings per American Depositary Share
-basic (R/$)	0.95	1.22	0.06	0.08
-diluted (R/$)	0.95	1.21	0.06	0.08

# Amount less than $0.01.

4. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	77,615	89,803	5,233	6,054
Add:
Impairment reversal	—	4	—	*

Less:
Depreciation (1)	(21,207)	(16,993)	(1,430)	(1,146)
Amortization (2)	(5,247)	(11,232)	(354)	(757)
Impairment (3)	(4,776)	—	(322)	—
Share-based compensation costs	(147)	(1,637)	(10)	(110)
Equity-settled share-based compensation costs	(2,165)	721	(146)	49
Cash-settled share-based compensation costs	2,018	(2,358)	136	(159)
Net loss on sale of property, plant and equipment and intangible assets	(131)	(142)	(9)	(10)
Restructuring costs	(365)	(622)	(25)	(42)
Transaction costs arising from investigating strategic alternatives	(85)	—	(5)	—
Operating profit	45,657	59,181	3,078	3,989
Add: Finance (costs)/income - net	(26,110)	23,701	(1,760)	1,598
Less: Taxation	(5,785)	(30,771)	(390)	(2,074)
Profit for the period	13,762	52,111	928	3,513
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(3)	Includes R2.9 million ($0.2 million) impairment of in-house software and R1.9 million ($0.1 million) related to in-vehicle devices.
* Amount less than $1,000

During the 2016 fiscal year, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the CODM. Prior period figures have been restated as follows to reflect this change:

	South African Rand	United States Dollar
	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,
	2015	2015
	Unaudited	Unaudited

Adjusted EBITDA (As previously reported)	83,937	5,659
Net realized foreign exchange losses	5,866	395
Adjusted EBITDA (Restated)	89,803	6,054

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Three months ended	Three months ended
	March 31,	March 31,
	2016	2015
		Restated
	Unaudited	Unaudited

Adjusted EBITDA margin	20.2%	24.4%
Add:
Impairment reversal	—	0.0%

Less:
Depreciation	(5.5%)	(4.6%)
Amortization	(1.4%)	(3.1%)
Impairment	(1.2%)	—
Share-based compensation costs	(0.1%)	(0.4%)
Equity-settled share-based compensation costs	(0.6%)	0.2%
Cash-settled share-based compensation costs	0.5%	(0.6%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)
Restructuring costs	(0.1%)	(0.2%)
Transaction costs arising from investigating strategic alternatives	(0.0%)	—
Operating profit margin	11.9%	16.1%
Add: Finance (costs)/income - net	(6.8%)	6.5%
Less: Taxation	(1.5%)	(8.4%)
Profit for the period margin	3.6%	14.2%

6. Other operating and financial data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	307,095	266,292	20,703	17,953
Adjusted EBITDA	77,615	89,803	5,233	6,054
Cash and cash equivalents	877,136	945,381	59,134	63,735
Net cash	859,659	924,912	57,956	62,356
Capital expenditure incurred	77,357	30,573	5,215	2,061
Subscribers	566,177	512,344	566,177	512,344

For more information please visit our website at: www.mixtelematics.com

Mix Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, RA Frew*, MJ Lamberti* (Alternate G Nakos), ML Pydigadu, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

May 26, 2016

CONTACT:
Investor:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com